

April 3, 2024

Andrew Read
Chief Executive Officer
Tradewinds Universal
501 Mercury Lane
Brea, CA, 92821

> **Re: Tradewinds Universal**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 25, 2024**
> **File No. 333-276233**

Dear Andrew Read:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 27, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1

Financial Statements, page F-1

1. Please update your financial statements and related information. Refer to Rule 8-08(b) of Regulation S-X for guidance.

Please contact Dale Welcome at 202-551-3865 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing